GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

04 APR -9 AM 7:21

04024320

31 March 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Exemption File 82-5204

SUPPL

Dear Sirs,

GKN plc – public tender offer announcement

For your information I enclose a copy of the above announcement, released today.

Yours faithfully,

S. DeKatter

PROCESSED
APR 14 2004
THOMSON
FINANCIAL

David Pavey
pp Assistant Company Secretary

Enc.

dw 4/13

COMPLIANCE/SEC/COR/notification of press release

GKN launches a Public Tender Offer for the 66.7% of Tochigi Fuji Sangyo (TFS) of Japan that it does not already own

GKN plc today announces the launch of a public tender offer for all of the outstanding shares in Tochigi Fuji Sangyo (TFS) that it does not presently own (representing 66.7% of the issued share capital) at 340 yen per share. The total consideration to acquire the remaining 66.7% of TFS shares is JPY 8.2 billion (£43.4 million) in cash which will be met from GKN's existing resources. GKN acquired a 33.3% stake in TFS in March 2002.

TFS is a leading Japan-based supplier of advanced automotive driveline components specialising in torque management devices and geared components such as power transfer units and final drive units. TFS and GKN Driveline have been partners for 18 years in a viscous coupling joint venture in Japan, and have been co-operating more closely on other products since GKN acquired its initial stake in TFS.

GKN Driveline's offer has the full support of the Board of Directors of TFS and the key founding family, including both the Chairman and President. The Chairman, President and certain other related parties have agreed to accept the tender offer in full in respect of their 4.273 million shares, representing 11.7% of TFS' existing share capital. Conditional on this acceptance, the call option acquired for nil consideration at the time of GKN Driveline's original investment over 9.6 million shares held by related parties will be waived.

Ian Griffiths, Managing Director GKN Driveline, said: "Taking full control of TFS is the next stage in realising our torque systems growth strategy. It represents a major step forward for the GKN Driveline Torque Systems Group and TFS and strengthens GKN's position as the world's leading independent supplier of advanced torque management devices."

In the year to end March 2003 TFS, a public company listed on the Tokyo Stock Exchange, had consolidated revenues of JPY 52.8 billion (£277.9 million), operating profits of JPY 999 million (£5.3 million), profits before extraordinary items and taxation of JPY 1,067 million (£5.6 million) and net assets of JPY 26.5 billion (£139.5 million). Its primary operations are at Tochigi and Nagoya in Japan and it has smaller operations in China and the US. It has recently announced the planned closure of a small operation in Indonesia. Overall TFS employs 2,139 people.

For further information:
GKN Investor Relations
+44 (0)20 7463 2382